[redacted]

UNITED STATES
S AND EXCHANGE COMMISSION
'Vashington D.C. 20549

08029834

...UAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-49679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2007** and ending **December 31, 2007**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Oberweis Securities, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
3333 Warrenville Road, Suite 500
(No. and Street)

Lisle	Illinois	60532
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Patrick B. Joyce (630) 577-2380
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 20 2008
BRANCH OF REGISTRATIONS AND
05 EXAMINATIONS

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States ort any of its possessions

PROCESSED
APR 02 2008
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Patrick B. Joyce, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Oberweis Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Patrick B. Joyce
Signature

Executive Vice President
Title

OFFICIAL SEAL
SEAN P SKUJA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/09/09

Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors.
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control
- [ ] (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant to Rule 171-5

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

OBERWEIS SECURITIES, INC.

Lisle, Illinois

STATEMENTS OF FINANCIAL CONDITION

Including Independent Auditors' Report

December 31, 2007 and 2006

(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)

OBERWEIS SECURITIES, INC.

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Board of Directors
Oberweis Securities, Inc.
Lisle, Illinois

We have audited the accompanying statements of financial condition of Oberweis Securities, Inc. as of December 31, 2007 and 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Oberweis Securities, Inc. as of December 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Chicago, Illinois
January 24, 2008

OBERWEIS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

ASSETS

	2007	2006
ASSETS		
Cash and cash equivalents	$ 22,846	$ 3,337
Receivable from clearing broker-dealer	4,145,064	3,355,497
Receivable from investment company	291,953	138,259
Securities owned	2,717,692	7,866,748
Deposits with clearing organization	139,995	195,300
Notes receivable	-	4,726
Interest receivable	99,748	146,812
Due from related party	14,038	96,172
Prepaid income taxes	12,576	5,484
Deferred income taxes	46,468	1,310
TOTAL ASSETS	$ 7,490,380	$ 11,813,645

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
LIABILITIES		
Payable to clearing broker-dealer	$ 5,364,499	$ 9,911,106
Accrued commissions	49,472	61,671
Accrued income taxes	16,656	3,966
Accrued expenses and other liabilities	1,003,697	640,713
Total Liabilities	6,434,324	10,617,456
STOCKHOLDERS' EQUITY	1,056,056	1,196,189
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 7,490,380	$ 11,813,645

See notes to statements of financial condition.

OBERWEIS SECURITIES, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

NOTE 1 - Nature of Operations

Oberweis Securities, Inc. (the "Company") is an introducing broker in the securities industry. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All customer transactions are executed and cleared through another registered securities broker on a fully disclosed basis. As an introducing broker, the Company conducts a general securities business, which includes stocks, bonds, municipals, options, mutual funds, variable contracts, private placements, selling group participation and "best efforts" or firm commitment underwritings, and effects transactions for its own investment account. The Company also sponsors, distributes, offers, and sells affiliated mutual funds with all mutual fund shares offered on an application-way basis or processed through its clearing broker.

NOTE 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company, when present, are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the balance sheets.

Marketable securities are valued at market value.

Deferred Income Taxes

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The principal sources of temporary differences result from net operating loss carryforwards and certain commission and compensation expenses; thus, all deferred taxes are current assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Marketable Securities

The Company holds for its own investment account various fixed income securities. The cost and unrealized gain as of December 31, 2007 and 2006 are as follows:

	2007	2006
Cost	$ 2,661,466	$ 7,845,427
Unrealized gain	56,226	21,321
Total market value	2,717,692	7,866,748
Add - receivable from clearing broker-dealer	4,113,319	3,353,441
Less - margin account indebtedness	(5,364,499)	(9,911,106)
Marketable securities, net	$ 1,466,512	$ 1,309,083

NOTE 4 - Common Stock

On July 1, 2006, the Company sold five shares of stock to an individual for $12,314.

NOTE 5 - Retirement Plan

The Company sponsors a SIMPLE-IRA retirement plan covering substantially all employees. The SIMPLE-IRA plan provides for employee contributions and an employer matching contribution, which amounts to the lesser of 3% of employee contributions or the IRC Section 402(g) limits for the year, at the discretion of management. The employer match contribution associated with this plan and included in the financial statements for 2007 and 2006 was $69,097 and $72,998, respectively.

NOTE 6 - Related Parties

The Company has an expense sharing agreement with Oberweis Asset Management, Inc. ("OAM"), a related party, that requires the Company to recognize its allocable portion of certain overhead and operating expenses. Additionally, in connection with the distribution and promotion of affiliated mutual funds, the Company received fees from OAM for services rendered.

The amount received by the Company under the expense sharing agreement for the years ended December 31, 2007 and 2006 totaled $367,713 and $383,772, respectively.

The Company sponsors The Oberweis Funds and receives distribution fees for services rendered. During 2007 and 2006, fees earned were $3,007,930 and $1,154,908, respectively. As of December 31, 2007 and 2006, amounts due to the Company relating to these fees were $291,953 and $138,259, respectively.

NOTE 7 - Stockholder Agreement

The transfer of the Company's shares is restricted by a stockholder agreement dated November 17, 2004.

NOTE 8 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

NOTE 9 - Commitments and Contingent Liabilities

The Company is an introducing broker that executes and clears all transactions with and for customers on a fully-disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment for securities purchased and the delivery of securities sold by customers.

NOTE 10 - Pending Litigation

The Company was named as a defendant in a lawsuit where the Company served as a participating underwriter for a corporation undergoing a secondary offering (the "Issuer"). The lawsuit claimed that the Company sold and distributed to the investing public common stock of the Issuer pursuant to a false and misleading registration statement and prospectus. A settlement agreement was entered into whereby the Company paid $220,000 to the claimants during the year ended December 31, 2007. On January 8, 2008, the United States District Court for the District of New Jersey issued a final judgment and permanent bar order which prevents any further claimants from pursuing this matter.

The Company received a "Workers Compensation Insurance Coverage Notice" from the Illinois Workers' Compensation Commission. The notice requested that the Company provide proof of compliance with Section 4(a) of the Illinois Workers' Compensation Act, 803 ILCS 305/4(a). This section requires that employers provide mandatory coverage to secure their liability to pay workers' compensation benefits. It was determined that the Company did not have Workers Compensation coverage from January 1, 2000 through June 8, 2002. The Illinois Workers' Compensation Commission has the power to levy as much as a $500 a day fine for the 731 day period determined to be without coverage. The attorneys believe there is a less than 50% chance that the Company will lose the suit. However, the maximum possible loss is approximately $365,500.

NOTE 11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2007 and 2006, the Company had net capital of $397,493 and $481,206, respectively, which was $297,493 and $381,206, respectively, in excess of its minimum required net capital of $100,000. The Company's aggregate indebtedness ratio in each year was 2.69 to 1 and 1.46 to 1, respectively.

END